

March 21, 2013

Via Email
Mr. Conrad R. Gagnon
Chief Financial Officer
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, Massachusetts 01851

> **Re: M/A-COM Technology Solutions Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 28, 2012**
> **Filed November 28, 2012**
> **File No. 001-35451**

Dear Mr. Gagnon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2012

Item 8. Financial Statements

Note 2 – Summary of Significant Accounting Policies, Recent Accounting Pronouncements, page 70

1.   We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. In future filings, beginning with your next Form 10-Q, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please also state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public

company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant